Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, September 28, 2023

INTENTION TO MAKE A

NORMAL COURSE ISSUER BID FOR SUBORDINATE VOTING SHARES AND PREFERRED SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by Fairfax of its intention to commence a Normal Course Issuer Bid (“NCIB”) through the facilities of the TSX (or other alternative Canadian trading systems) for its Subordinate Voting Shares and the following series of its Preferred Shares: Cumulative 5-Year Rate Reset Preferred Shares, Series C (“Series C Shares”), Cumulative Floating Rate Preferred Shares, Series D (“Series D Shares”), Cumulative 5-Year Rate Reset Preferred Shares, Series E (“Series E Shares”), Cumulative Floating Rate Preferred Shares, Series F (“Series F Shares”), Cumulative 5-Year Rate Reset Preferred Shares, Series G (“Series G Shares”), Cumulative Floating Rate Preferred Shares, Series H (“Series H Shares”), Cumulative 5-Year Rate Reset Preferred Shares, Series I (“Series I Shares”), Cumulative Floating Rate Preferred Shares, Series J (“Series J Shares”), Cumulative 5-Year Rate Reset Preferred Shares, Series K (“Series K Shares”) and Cumulative 5-Year Rate Reset Preferred Shares, Series M (“Series M Shares” and, together with the Series C Shares, Series D Shares, Series E Shares, Series F Shares, Series G Shares, Series H Shares, Series I Shares, Series J Shares and Series K Shares, the “Preferred Shares”). Purchases will be made in accordance with the rules and policies of the TSX. Subordinate Voting Shares purchased will be either cancelled or reserved for share-based payment awards and Preferred Shares purchased will be cancelled.

As stated in the notice, Fairfax’s board of directors has approved the purchase on the TSX, during the period commencing September 30, 2023 and ending September 29, 2024, of Subordinate Voting Shares and Preferred Shares up to the following limits:

				Limit on Purchases
	Securities Outstanding[1]	Public Float	Average Daily Trading Volume	Total Limit[2]	Daily Limit[3]
Subordinate Voting Shares	24,353,736	23,415,646	33,166	2,341,564	8,291
Series C Shares	7,515,642	7,510,342	5,589	751,034	1,397
Series D Shares	2,484,358	1,784,158	2,954	178,415	1,000
Series E Shares	5,440,132	5,436,132	2,464	543,613	1,000
Series F Shares	2,099,046	1,753,096	2,511	175,309	1,000
Series G Shares	7,719,843	7,719,843	8,044	771,984	2,011
Series H Shares	2,280,157	2,280,157	1,852	228,015	1,000
Series I Shares	10,420,101	10,420,101	6,105	1,042,010	1,526
Series J Shares	1,579,899	1,579,899	888	157,989	1,000
Series K Shares	9,500,000	9,500,000	3,916	950,000	1,000
Series M Shares	9,200,000	9,196,000	3,391	919,600	1,000

Notes:

1.	As of September 16, 2023.
2.	Represents approximately 10% of the public float in respect of the Subordinate Voting Shares and each series of Preferred Shares.
3.	Represents the maximum number of shares of that class or series that may be purchased over the TSX (or alternative Canadian trading systems) during the course of one trading day. This amount is equal to the greater of (i) 25% of the average daily trading volume on the TSX calculated in accordance with the rules of the TSX, and (ii) 1,000 shares. This limitation does not apply to purchases made pursuant to block purchase exemptions.

Fairfax is making this NCIB because it believes that in appropriate circumstances its Subordinate Voting Shares and Preferred Shares represent an attractive investment opportunity and that, with respect to the Subordinate Voting Shares, purchases under the bid will enhance the value of the Subordinate Voting Shares held by the remaining shareholders.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Pursuant to its existing normal course issuer bid, Fairfax sought and received approval from the TSX to purchase up to 2,381,484 Subordinate Voting Shares, 751,034 Series C Shares, 178,415 Series D Shares, 543,613 Series E Shares, 179,629 Series F Shares, 771,984 Series G Shares, 228,015 Series H Shares, 1,042,010 Series I Shares, 157,989 Series J Shares, 950,000 Series K Shares and 919,600 Series M Shares. Under its existing normal course issuer bid, Fairfax has purchased 436,414 of its Subordinate Voting Shares, which included Subordinate Voting Shares reserved for share-based payment awards, through open market purchases on the TSX during the last twelve months at a volume weighted average price per share of Cdn.$891.97. Fairfax has not purchased any Preferred Shares under its existing normal course issuer bid.

Fairfax also announces that it has entered into an automatic share purchase plan (the “ASPP”) with a designated broker to allow for the purchase of its Subordinate Voting Shares and each series of its Preferred Shares under the NCIB at times when Fairfax normally would not be active in the market due to applicable regulatory restrictions or internal trading black-out periods. Before the commencement of any particular internal trading black-out period, Fairfax may, but is not required to, instruct its designated broker to make purchases of Subordinate Voting Shares and/or Preferred Shares under the NCIB during the ensuing black-out period in accordance with the terms of the ASPP. Such purchases will be determined by the broker in its sole discretion based on parameters established by Fairfax prior to commencement of the applicable black-out period in accordance with the terms of the ASPP and applicable TSX rules. Outside of these black-out periods, Subordinate Voting Shares and Preferred Shares will be purchasable by Fairfax at its discretion under its NCIB.

The ASPP is effective as of September 30, 2023 and will terminate on the earliest of the date on which: (a) the maximum annual purchase limit in respect of the Subordinate Voting Shares and each series of Preferred Shares under the NCIB has been reached; (b) the NCIB expires; or (c) Fairfax terminates the ASPP in accordance with its terms. The ASPP constitutes an “automatic securities purchase plan” under applicable Canadian securities laws.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941